                     SECURITIES AND EXCHANCE COMMISSION
                         WASHINGTON, D.C.  20549


                              FORM 11-K





            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           --- SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
               For the fiscal year ended December 31, 1997
                                         ------------------
                                  OR

           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
               For the transition period from ______to ________

               Commission file number: 33-75622

                 A. Full title of the plan and the address of the
                    plan, if different from that of the issuer named below:

                      SAVINGS PLAN FOR THE EMPLOYEES
                         OF ALBEMARLE CORPORATION

                 B. Name of issuer of the securities held
                    pursuant to the plan and the address of its principal executive office:

                         Albemarle Corporation
                         330 S. Fourth Street
                         Richmond, Virginia  23219

                  REQUIRED INFORMATION
       See Appendix 1.


                       SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SAVINGS PLAN FOR THE EMPLOYEES
                                        OF ALBEMARLE CORPORATION


                                        BY: s/ Charles B. Walker
                                            -------------------------
                                            Charles B. Walker
                                            Chairman of the Savings
                                             Plan Committee

     Dated: June 29, 1998

                                                     Appendix I






               SAVINGS PLAN FOR THE EMPLOYEES OF
                     ALBEMARLE CORPORATION
                         ANNUAL REPORT
                   DECEMBER 31, 1997 AND 1996

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                        Page



Report of Independent Accountants                        2

 Financial Statements:

  Statement of Assets Available for Benefits With Fund
   Information at December 31, 1997                      3

  Statement of Assets Available for Benefits With Fund
   Information at December 31, 1996                      4

  Statement of Changes in Assets Available for Benefits
   With Fund Information for the Year Ended December
   31, 1997                                              5

  Notes to Financial Statements                         6-15


Supplemental Schedules:

  Assets Held for Investment Purposes,
   December 31, 1997                                     16

  Nonexempt Party-in-Interest Transactions for
   the Year Ended December 31, 1997                      *

  Obligations in Default for the Year Ended
   December 31, 1997                                     *

  Leases in Default for the Year Ended
   December 31, 1997                                     *

  Reportable Transactions for the Year Ended
   December 31, 1997                                     17


   *Trustee reported no such transactions, obligations or leases in default.

Report of Independent Accountants

To Albemarle Corporation, Plan Administrator:

We have audited the accompanying statements of assets available for benefits with fund information of the Savings Plan for the Employees Of Albemarle Corporation (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of assets available for benefits and statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, Virginia
June 22, 1998

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997


                                        Participant Directed
                           -----------------------------------------------
                             Common             Common Stock
                             Stock             Inactive Options
                           ------------- -----------------------------------
                            Albemarle       Ethyl              Tredegar
                           Corporation    Corporation       Industries Inc.
                             Common        Common               Common
                              Stock         Stock               Stock
                           -------------  ---------------  -----------------

Assets:

  Cash
                           ------------  ----------------  -----------------
 Investments:

  Co-Mingled Trusts:

  Merrill Lynch
   Retirement Preservation
   Trust (cost $37,708,235)

  Merrill Lynch Equity Index
   Trust(cost $36,444,235)

 Mutual Funds:

  PIMCO Total Return Fund
   (cost $6,344,260)

  Merrill Lynch Capital
   Fund(cost $10,828,717)

  Davis New York Venture
   Fund (cost $900,552)

  Alliance Premier Growth
   Fund (cost $794,843)

  Merrill Lynch Growth
   Fund(cost $881,787)

  Franklin Small Cap
   Growth Fund
   (cost $1,207,779)

  Ivy International
   Fund(cost $316,096)

 Loan Fund:

  Loan Fund

 Common Stocks:

  Albemarle Corporation
   (cost $55,986,394)

   Participant directed     $56,146,418

   Non-participant directed

  Ethyl Corporation                      $19,001,575
   (cost $18,701,465)

  Tredegar Industries, Inc.                                $13,806,159
   (cost $719,260)
                          ------------- ---------------  -----------------
     Total investments       56,146,418   19,001,575        13,806,159

Receivables:

  Interest and dividends
                          ------------- --------------  ------------------
    Assets available        $56,146,418  $19,001,575       $13,806,159
     for benefits         ------------- --------------  ------------------


The accompanying notes are an integral part of the financial statements.



SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997



                                        Participant Directed
                           -----------------------------------------------
                                    Comingled                   Mutual
                                     Trusts                      Funds
                           -----------------------------   -----------------
                           Merrill Lynch     Merrill
                            Retirement        Lynch             PIMCO
                           Preservation    Equity Index      Total Return
                              Trust           Trust             Fund
                           -------------  ---------------  -----------------


Assets:

  Cash                          $50,275                         $28,354
                           ------------  ----------------  -----------------
 Investments:

  Co-Mingled Trusts:

  Merrill Lynch
   Retirement Preservation
   Trust (cost $37,708,235)  37,708,235

  Merrill Lynch Equity Index
   Trust(cost $36,444,235)                $37,749,800

 Mutual Funds:

  PIMCO Total Return Fund
   (cost $6,344,260)                                          6,239,540

  Merrill Lynch Capital
   Fund(cost $10,828,717)

  Davis New York Venture
   Fund (cost $900,552)

  Alliance Premier Growth
   Fund (cost $794,843)

  Merrill Lynch Growth
   Fund(cost $881,787)

  Franklin Small Cap
   Growth Fund
   (cost $1,207,779)

  Ivy International
   Fund(cost $316,096)

 Loan Fund:

  Loan Fund

 Common Stocks:

  Albemarle Corporation
   (cost $55,986,394)

   Participant directed

   Non-participant directed

  Ethyl Corporation
   (cost $18,701,465)

  Tredegar Industries, Inc.
   (cost $719,260)
                          ------------- ---------------  -----------------
     Total investments       37,708,235    37,749,800         6,239,540

Receivables:

  Interest and dividends            182                             102
                          ------------- --------------  ------------------
    Assets available        $37,759,142   $37,749,800        $6,267,996
     for benefits         ------------- --------------  ------------------


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997



                                        Participant Directed
                           -----------------------------------------------
                                              Mutual
                                               Funds
                           -------------------------------------------------
                                             Davis             Alliance
                           Merrill Lynch    New York           Premier
                              Capital        Venture           Growth
                               Fund           Fund              Fund
                           -------------  ---------------  -----------------


Assets:

  Cash                                       $126,816           $15,417
                           ------------  ----------------  -----------------
 Investments:

  Co-Mingled Trusts:

  Merrill Lynch
   Retirement Preservation
   Trust (cost $37,708,235)

  Merrill Lynch Equity Index
   Trust(cost $36,444,235)

 Mutual Funds:

  PIMCO Total Return Fund
   (cost $6,344,260)

  Merrill Lynch Capital
   Fund(cost $10,828,717)   $10,643,543

  Davis New York Venture
   Fund (cost $900,552)                       916,056

  Alliance Premier Growth
   Fund (cost $794,843)                                         817,150

  Merrill Lynch Growth
   Fund(cost $881,787)

  Franklin Small Cap
   Growth Fund
   (cost $1,207,779)

  Ivy International
   Fund(cost $316,096)

 Loan Fund:

  Loan Fund

 Common Stocks:

  Albemarle Corporation
   (cost $55,986,394)

   Participant directed

   Non-participant directed

  Ethyl Corporation
   (cost $18,701,465)

  Tredegar Industries, Inc.
   (cost $719,260)
                          ------------- ---------------  -----------------
     Total investments       10,643,543       916,056           817,150

Receivables:

  Interest and dividends                          454                55
                          ------------- --------------  ------------------
    Assets available        $10,643,543    $1,043,326          $832,622
     for benefits         ------------- --------------  ------------------


The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997



                                        Participant Directed
                           -----------------------------------------------
                                              Mutual
                                              Funds
                           -------------------------------------------------
                                            Franklin
                           Merrill Lynch   Small Cap             Ivy
                              Growth         Growth         International
                               Fund           Fund               Fund
                           -------------  ---------------  -----------------


Assets:

  Cash                         $280,917        $8,104
                           ------------  ----------------  -----------------
 Investments:

  Co-Mingled Trusts:

  Merrill Lynch
   Retirement Preservation
   Trust (cost $37,708,235)

  Merrill Lynch Equity Index
   Trust(cost $36,444,235)

 Mutual Funds:

  PIMCO Total Return Fund
   (cost $6,344,260)

  Merrill Lynch Capital
   Fund(cost $10,828,717)

  Davis New York Venture
   Fund (cost $900,552)

  Alliance Premier Growth
   Fund (cost $794,843)

  Merrill Lynch Growth
   Fund(cost $881,787)          901,104

  Franklin Small Cap
   Growth Fund
   (cost $1,207,779)                        1,246,066

  Ivy International
   Fund(cost $316,096)                                         $316,206

 Loan Fund:

  Loan Fund

 Common Stocks:

  Albemarle Corporation
   (cost $55,986,394)

   Participant directed

   Non-participant directed

  Ethyl Corporation
   (cost $18,701,465)

  Tredegar Industries, Inc.
   (cost $719,260)
                          ------------- ---------------  -----------------
     Total investments          901,104      1,246,066          316,206

Receivables:

  Interest and dividends          1,006             28
                          ------------- --------------  ------------------
    Assets available         $1,183,027     $1,254,198         $316,206
     for benefits         ------------- --------------  ------------------


The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1997


                                             Non-
                           Participant    Participant
                            Directed       Directed
                           -------------  ---------------
                                            Common
                            Loan Fund        Stock
                           ------------------------------
                                           Albemarle
                                           Corporation
                                            Common
                                            Stock               Total
                           -------------  ---------------  -----------------


Assets:

  Cash                                                        $510,133
                           ------------  ----------------  -----------------
 Investments:

  Co-Mingled Trusts:

  Merrill Lynch
   Retirement Preservation
   Trust (cost $37,708,235)                                 37,708,235

  Merrill Lynch Equity Index
   Trust(cost $36,444,235)                                  37,749,800

 Mutual Funds:

  PIMCO Total Return Fund                                    6,239,540
   (cost $6,344,260)

  Merrill Lynch Capital
   Fund(cost $10,828,717)                                   10,643,543

  Davis New York Venture
   Fund (cost $900,552)                                        916,056

  Alliance Premier Growth
   Fund (cost $794,843)                                        817,150

  Merrill Lynch Growth
   Fund(cost $881,787)                                         901,104

  Franklin Small Cap
   Growth Fund
   (cost $1,207,779)                                          1,246,066

  Ivy International
   Fund(cost $316,096)                                          316,206

 Loan Fund:

  Loan Fund                    $680,128                         680,128

 Common Stocks:

  Albemarle Corporation
   (cost $55,986,394)

   Participant directed                                      56,146,418

   Non-participant directed                $40,841,050       40,841,050

  Ethyl Corporation
   (cost $18,701,465)                                        19,001,575

  Tredegar Industries, Inc.
   (cost $719,260)                                           13,806,159
                          ------------- ---------------  -----------------
     Total investments          680,128     40,841,050      227,013,030

Receivables:

  Interest and dividends                                          1,827
                          ------------- --------------  ------------------
    Assets available           $680,128    $40,841,050     $227,525,190
     for benefits         ------------- --------------  ------------------


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1996


                                         Participant Directed
                          ---------------------------------------------------
                                                   Common Stock
                           Common Stock          Inactive Options
                          ---------------  ----------------------------------
                            Albemarle        Ethyl            Tredegar
                            Corporation      Corporation      Industries, Inc.
                            Common Stock     Common Stock     Common Stock
                          --------------   --------------   -----------------
Assets:

  Cash                           $409                                $457
                           -------------    ---------------  ----------------
 Investments:

  Money Market fund:

  Nations Prime Fund
    (cost $44,540,812)

  Mutual funds:

   Fidelity U.S. Bond
    Index Portfolio Fund
    (cost $4,824,976)

   Nations Equity Index
    Fund (cost $17,765,304)

   Nations Balanced Fund
    (cost $4,819,963)

  Common stocks:

   Albemarle Corporation
    (cost $54,122,991):

    Participant directed   24,628,785

    Non-participant
     directed

   Ethyl Corporation
    (cost $21,726,517)                       $27,639,769

   Tredegar Industries, Inc.
    (cost $724,689)                                             9,140,787

                          --------------  ---------------  -----------------
       Total investments   24,628,785         27,639,769        9,140,787

Receivables:

    Interest and dividends     90,459            364,878           18,418

    Employee contributions     17,922

    Employer contributions
                          -------------   --------------  ------------------
      Assets available
       for benefits       $24,737,575        $28,004,647       $9,159,662
                          -------------   --------------  ------------------
                          -------------   --------------  ------------------


The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1996



                                         Participant Directed
                          ---------------------------------------------------
                                                      Mutual
                          Money Market                Funds
                          ---------------  ----------------------------------
                                           Fidelity U.S.
                           Nations Prime   Bond Index        Nations Equity
                              Fund         Portfolio Fund    Index Fund
                          --------------   --------------   -----------------

Assets:

  Cash                        $65,593            $17,125         $220,840
                           -------------    ---------------  ----------------
 Investments:

  Money Market fund:

   Nations Prime Fund
    (cost $44,540,812)     44,540,812

  Mutual funds:

   Fidelity U.S. Bond
    Index Portfolio Fund
    (cost $4,824,976)                          4,840,001

   Nations Equity Index
    Fund (cost $17,765,304)                                    21,740,975

   Nations Balanced Fund
    (cost $4,819,963)

  Common stocks:

   Albemarle Corporation
    (cost $54,122,991):

    Participant directed

    Non-participant
     directed

   Ethyl Corporation
    (cost $21,726,517)

   Tredegar Industries, Inc.
    (cost $724,689)

                          --------------  ---------------  -----------------
       Total investments   44,540,812          4,840,001       21,740,975

Receivables:

    Interest and dividends    200,276             27,730

    Employee contributions      9,699              2,359           14,628

    Employer contributions
                          -------------   --------------  ------------------
      Assets available
       for benefits       $44,816,380         $4,887,215      $21,976,443
                          -------------   --------------  ------------------
                          -------------   --------------  ------------------


The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
December 31, 1996


                                           Non-
                          Participant      Participant
                           Directed        Directed
                          ---------------  --------------
                              Mutual       Common
                              Funds         Stock
                          ---------------  --------------
                             Nations       Albemarle
                            Balanced       Corporation
                              Fund         Common Stock           Total
                          --------------   --------------   -----------------

Assets:

  Cash                        $50,857                            $355,281
                           -------------    ---------------  ----------------
 Investments:

  Money Market fund:

   Nations Prime Fund
    (cost $44,540,812)
                                                               44,540,812
  Mutual funds:

   Fidelity U.S. Bond
    Index Portfolio Fund
    (cost $4,824,976)                                           4,840,001

   Nations Equity Index
    Fund (cost $17,765,304)                                    21,740,975

   Nations Balanced Fund
    (cost $4,819,963)       5,718,942                           5,718,942

  Common stocks:

   Albemarle Corporation
    (cost $54,122,991):

    Participant directed                                       24,628,785

    Non-participant
     directed                                $51,019,214       51,019,214

   Ethyl Corporation
    (cost $21,726,517)                                         27,639,769

   Tredegar Industries, Inc.
    (cost $724,689)                                             9,140,787

                          --------------  ---------------  -----------------
       Total investments    5,718,942         51,019,214      189,269,285

Receivables:

    Interest and dividends                       192,844          894,605

    Employee contributions      4,979                              49,587

    Employer contributions                        23,842           23,842
                          -------------   --------------  ------------------
      Assets available
       for benefits        $5,774,778        $51,235,900     $190,592,600
                          -------------   --------------  ------------------
                          -------------   --------------  ------------------


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION For the Year Ended December 31, 1997


                                        Participant Directed
                       -----------------------------------------------------
                                                Common Stock
                        Common Stock          Inactive Options
                       ---------------  ----------------------------------
                         Albemarle        Ethyl            Tredegar
                         Corporation      Corporation      Industries, Inc.
                         Common Stock     Common Stock     Common Stock
                       --------------   --------------   -----------------
Investment Income:

  Dividends              $569,325         $1,057,487           $55,185

  Interest

  Net appreciation
   (depreciation)
   in the fair value
   of investments      14,526,256         (4,680,738)        5,704,176
                      -------------    ---------------   -----------------

Contributions:

 Employee
  Contributions         3,521,106

 Employer
  Contributions       -------------    ---------------   -----------------

  Total contributions   3,521,106
                      -------------    ---------------   -----------------
  Total additions
   (deductions)        18,616,687         (3,623,251)        5,759,361
                      -------------    ---------------   -----------------
Benefit payments       (3,218,465)        (1,485,740)         (730,997)

Interfund transfers    16,022,345         (3,893,978)         (381,737)

Other, net                (11,724)              (103)             (130)
                      -------------    ---------------   -----------------
  Total(deductions)
    additions          12,792,156         (5,379,821)       (1,112,864)
                      -------------    ---------------   -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997  31,408,843         (9,003,072)        4,646,497

Assets available for
 benefits, beginning
 of year               24,737,575         28,004,647         9,159,662
                      -------------    ---------------   -----------------
 Assets available for
  benefits, end of
  year                $56,146,418        $19,001,575       $13,806,159
                      -------------    ---------------   -----------------
                      -------------    ---------------   -----------------

The accompanying notes are an integral part of the financial statements.




SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
For the Year Ended December 31, 1997



                                        Participant Directed
                       -----------------------------------------------------
                                 Co-Mingled                  Money
                                  Trusts                     Market
                       -------------------------------   ------------------
                        Merrill Lynch
                         Retirement       Merrill Lynch
                         Preservation     Equity Index     Nations Prime
                            Trust            Trust             Fund
                       --------------   --------------   -----------------

Investment Income:

  Dividends              $566,173               $372

  Interest                                                  $1,510,939

  Net appreciation
   (depreciation)
   in the fair value
   of investments                          1,353,835
                      -------------    ---------------   -----------------

Contributions:

 Employee
  Contributions           309,526            765,814         1,037,748

 Employer
  Contributions       -------------    ---------------   -----------------

  Total contributions     309,526            765,814         1,037,748
                      -------------    ---------------   -----------------
  Total additions
   (deductions)           875,699          2,120,021         2,548,687
                      -------------    ---------------   -----------------
Benefit payments          (16,928)           (11,418)       (5,672,744)

Interfund transfers    36,906,315         35,658,596       (41,692,323)

Other, net                 (5,944)           (17,399)
                      -------------    ---------------   -----------------
  Total(deductions)
    additions          36,883,443         35,629,779       (47,365,067)
                      -------------    ---------------   -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997  37,759,142         37,749,800       (44,816,380)

Assets available for
 benefits, beginning
 of year                                                    44,816,380
                      -------------    ---------------   -----------------
 Assets available for
  benefits, end of
  year                $37,759,142        $37,749,800                --
                      -------------    ---------------   -----------------
                      -------------    ---------------   -----------------

The accompanying notes are an integral part of the financial statements.



SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
For the Year Ended December 31, 1997



                                        Participant Directed
                       -----------------------------------------------------
                                           Mutual
                                            Funds
                       ----------------------------------------------------
                        Fidelity U.S.
                         Bond Index         Nations
                          Portfolio      Equity Index     Nations Balanced
                            Fund             Fund              Fund
                       --------------   --------------   -----------------

Investment Income:

  Dividends                                 $355,657

  Interest               $275,781

  Net appreciation
   (depreciation)
   in the fair value
   of investments         102,332          6,051,821        $1,054,236
                      -------------    ---------------   -----------------

Contributions:

 Employee
  Contributions           385,593          2,719,859           761,444

 Employer
  Contributions       -------------    ---------------   -----------------

  Total contributions     385,593          2,719,859           761,444
                      -------------    ---------------   -----------------
  Total additions
   (deductions)           763,706          9,127,337         1,815,680
                      -------------    ---------------   -----------------
Benefit payments         (704,399)        (3,566,308)         (458,035)

Interfund transfers    (4,946,522)       (27,537,472)       (7,132,423)

Other, net
                      -------------    ---------------   -----------------
  Total(deductions)
    additions          (5,650,921)       (31,103,780)       (7,590,458)
                      -------------    ---------------   -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997  (4,887,215)       (21,976,443)       (5,774,778)

Assets available for
 benefits, beginning
 of year                4,887,215         21,976,443         5,774,778
                      -------------    ---------------   -----------------
 Assets available for
  benefits, end of
  year                         --                 --                --
                      -------------    ---------------   -----------------
                      -------------    ---------------   -----------------

The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
For the Year Ended December 31, 1997



                                        Participant Directed
                       -----------------------------------------------------
                                           Mutual
                                            Funds
                       ----------------------------------------------------
                                                               Davis
                           PIMCO                              New York
                       Total Return      Merrill Lynch         Venture
                            Fund         Capital Fund           Fund
                       --------------   --------------   -----------------

Investment Income:

  Dividends              $245,714           $415,306                $9

  Interest

  Net appreciation
   (depreciation)
   in the fair value
   of investments        (102,341)          (193,655)           15,504
                      -------------    ---------------   -----------------

Contributions:

 Employee
  Contributions           105,367            205,992             4,599

 Employer
  Contributions       -------------    ---------------   -----------------

  Total contributions     105,367            205,992             4,599
                      -------------    ---------------   -----------------
  Total additions
   (deductions)           248,740            427,643            20,112
                      -------------    ---------------   -----------------
Benefit payments           (2,866)              (265)

Interfund transfers     6,023,947         10,217,833         1,020,652

Other, net                 (1,825)            (1,668)            2,562
                      -------------    ---------------   -----------------
  Total(deductions)
    additions           6,019,256         10,215,900         1,023,214
                      -------------    ---------------   -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997   6,267,996         10,643,543         1,043,326

Assets available for
 benefits, beginning
 of year
                      -------------    ---------------   -----------------
 Assets available for
  benefits, end of
  year                 $6,267,996        $10,643,543        $1,043,326
                      -------------    ---------------   -----------------
                      -------------    ---------------   -----------------

The accompanying notes are an integral part of the financial statements.



SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
For the Year Ended December 31, 1997



                                        Participant Directed
                       -----------------------------------------------------
                                           Mutual
                                            Funds
                       ----------------------------------------------------
                         Alliance
                         Premier                            Franklin
                         Growth         Merrill Lynch       Small Cap
                          Fund           Growth Fund       Growth Fund
                       --------------   --------------   -----------------

Investment Income:

  Dividends                    $8                 $9               $12

  Interest

  Net appreciation
   (depreciation)
   in the fair value
   of investments          22,307             19,422            38,225
                      -------------    ---------------   -----------------

Contributions:

 Employee
  Contributions             2,708              4,561             4,459

 Employer
  Contributions       -------------    ---------------   -----------------

  Total contributions       2,708              4,561             4,459
                      -------------    ---------------   -----------------
  Total additions
   (deductions)            25,023             23,992            42,696
                      -------------    ---------------   -----------------
Benefit payments                                 (40)           (2,886)

Interfund transfers       807,345          1,153,217         1,214,332

Other, net                    254              5,858                56
                      -------------    ---------------   -----------------
  Total(deductions)
    additions             807,599          1,159,035         1,211,502
                      -------------    ---------------   -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997     832,622          1,183,027         1,254,198

Assets available for
 benefits, beginning
 of year
                      -------------    ---------------   -----------------
 Assets available for
  benefits, end of
  year                   $832,622         $1,183,027        $1,254,198
                      -------------    ---------------   -----------------
                      -------------    ---------------   -----------------

The accompanying notes are an integral part of the financial statements.



SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
For the Year Ended December 31, 1997


                                                           Non-Participant
                          Participant Directed                Directed
                       --------------------------------  -------------------
                        Mutual            Loan               Common
                         Funds            Fund               Stock
                       --------------   ---------------  -----------------
                                                           Albemarle
                           Ivy                             Corporation
                       International                        Common
                          Fund                               Stock
                       --------------   --------------   -----------------

Investment Income:

  Dividends                $2,714                             $393,652

  Interest

  Net appreciation
   (depreciation)
   in the fair value
   of investments              35                            9,936,322
                      -------------    ---------------   -----------------

Contributions:

 Employee
  Contributions             1,277

 Employer                                                    4,898,217
  Contributions       -------------    ---------------   -----------------

  Total contributions       1,277                            4,898,217
                      -------------    ---------------   -----------------
  Total additions
   (deductions)             4,026                           15,228,191
                      -------------    ---------------   -----------------
Benefit payments                                            (1,168,049)

Interfund transfers       312,212            680,128       (24,432,467)

Other, net                    (32)                             (22,525)
                      -------------    ---------------   -----------------
  Total(deductions)
    additions             312,180            680,128       (25,623,041)
                      -------------    ---------------   -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997     316,206            680,128       (10,394,850)

Assets available for
 benefits, beginning
 of year                                                    51,235,900
                      -------------    ---------------   -----------------
 Assets available for
  benefits, end of
  year                   $316,206           $680,128       $40,841,050
                      -------------    ---------------   -----------------
                      -------------    ---------------   -----------------

The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
For the Year Ended December 31, 1997


                                            Total
                                        -----------------

Investment Income:

  Dividends                               $3,661,623

  Interest                                 1,786,720

  Net appreciation
   (depreciation)
   in the fair value
   of investments                         33,847,737
                                        -----------------
Contributions:

 Employee
  Contributions                            9,830,053

 Employer                                  4,898,217
  Contributions                        -----------------

  Total contributions                     14,728,270
                                       -----------------
  Total additions
   (deductions)                           54,024,350
                                       -----------------
Benefit payments                         (17,039,140)

Interfund transfers                              ---

Other, net                                   (52,620)
                                      -----------------
  Total(deductions)
    additions                            (17,091,760)
                                      -----------------
   Net increase
    (decrease) for
    the year ended
    December 31, 1997                     36,932,590

Assets available for
 benefits, beginning
 of year                                 190,592,600
                                       -----------------
 Assets available for
  benefits, end of
  year                                  $227,525,190
                                       -----------------
                                       -----------------

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS

    1.     Summary of Significant Accounting Policies:

   General:

   The accompanying financial statements of the Savings Plan For
   The Employees Of Albemarle Corporation (the "Plan") have been prepared in conformity with generally accepted accounting principles.

   On March 1, 1996, Albemarle completed the sale of its alpha olefins, poly alpha olefins and synthetic alcohols businesses to Amoco Chemical Company ("Amoco") for approximately $500 million. In connection with the sale, certain Albemarle employees were offered employment by Amoco. The service of employees who transferred to Amoco was recognized for purposes of determining the employees' service for participation, vesting and percentage of matching under Amoco's defined contribution plan. Albemarle retained all liability and obligation for payment of the transferred employees' vested account balance under the Plan and agreed to 100% vest such employees in their account balances.

   On April 1, 1996, Albemarle Corporation ("Albemarle" or the "Company") purchased 9,484,465 shares of its common stock from existing shareholders at a price of $23.00 per share plus expenses, through a tender offer. Participants in the Plan holding Albemarle stock were allowed to participate in the tender offer. In connection with this transaction, 98,486 shares of participant directed Albemarle common stock were redeemed for total proceeds of $2,265,178. Proceeds received for the shares sold were transferred to the Nations Prime Fund and allocated to the appropriate participants' accounts.

   On July 31, 1995, Albemarle sold the assets and transferred the technology for its electronic materials business to MEMC Pasadena, Inc. ("MEMC") for approximately $59 million. Effective May 1, 1997, Albemarle and MEMC revised the operating agreements signed originally on July 31, 1995. Any employee whose employment with Albemarle was terminated as a result of the sale and who was employed by MEMC immediately following termination, is considered fully vested in their account balances.

   Accounting Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets as the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


   1.     Summary of Significant Accounting Policies, continued:

   Risks and Uncertainties:

   The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

   Securities Valuation:

   Investments are stated at values determined as follows:

    Money market                - cost which is equivalent to market

    Common stocks               - last published sale price on the New York
                                  Stock Exchange

    Mutual funds and
     Equity Index Trust         - quoted market value


    Retirement Preservation
     Trust                      - Investments in Guaranteed Insurance
                                  Contracts (GIC's) and Bank Investment
                                  Contracts (BIC's) with benefit responsive features are carried at cost plus accrued interest (contract value). Synthetic investment contracts are stated at the contract book value which approximates amortized cost. Money market instruments and US Government agency obligations are valued at amortized cost.

    Loans to participants       - balances due which approximate fair value

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


1.    Summary of Significant Accounting Policies, continued:

   Securities Transactions and Related Investment Income:

   Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statements of changes in assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of realized gains or losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.

2.    Description of Plan:

   The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

3.    Investment Funds:

   Effective November 1, 1997, Merrill Lynch Trust Company of America was appointed trustee and Merrill Lynch, Price, Fenner & Smith, Inc. was appointed investment manager and record keeper of the Plan (collectively "Merrill Lynch"). Prior to November 1, 1997, NationsBank of Georgia, N.A. ("NationsBank") was the investment manager, record keeper and trustee of the Plan. At the time of the transition, all of the money invested in the active funds offered by NationsBank were transferred to the new investment funds offered by Merrill Lynch. The Plan consists of ten active funds and two inactive funds. The active funds are as follows:

     Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

     Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

     3.     Investment Funds, continued:

     PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.

     Merrill Lynch Capital Fund invested in shares of a registered investment company that invests in domestic and/or foreign equity, debt, and convertible securities.

     Merrill Lynch Equity Index Trust, a collective trust maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.

     Davis New York Venture Fund, invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $250 million. Cash or fixed-income securities may also be included in the portfolio.

     Alliance Premier Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of a limited number of carefully selected, large capitalization companies

     Merrill Lynch Growth Fund, invested in shares of a registered investment company that invests in equity securities considered undervalued compared to market averages or the Company's historic values.

     Franklin Small Cap Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of companies which have market capitalizations of less than $1 billion at the time of investment.

     Ivy International Fund, invested in shares of a registered investment company that invests primarily in equity securities traded in European, Pacific Basin and Latin
     American markets.

     Inactive funds are the Tredegar Industries, Inc. Common Stock Fund, which invested in common stock of Tredegar Industries, Inc. and Ethyl Corporation Common Stock Fund, which invested in common stock of Ethyl Corporation.

   Prior to the transition, the Plan consisted of five active funds and two inactive funds. The inactive funds were the same and one of the active funds was also the Albemarle Corporation Common Stock Fund. The remaining active funds were as follows:

   Nations Prime Fund, invested in a diversified portfolio of high quality money market instruments including bank certificates of deposit, bankers' acceptances and commercial paper;

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

     3.     Investment Funds, continued:

     Fidelity U.S. Bond Index Portfolio Fund, indexed to the Lehman Brothers Aggregate Bond Index and invests in obligations of the U.S. Treasury and U.S. government agencies, U.S. investment-grade corporate debt, mortgage-backed obligations and U.S. dollar-denominated obligations of foreign governments;

     Nations Equity Index Fund, indexed to the S&P 500 Index and invests in a diversified portfolio of equity securities; and

     Nations Balanced Fund, with investments allocated between the Fidelity U.S. Bond Index Portfolio Fund, the Nations
     Equity Index Fund and the Nations Prime Fund.

   Members currently in the Plan may select a program for investment in any of the ten active funds, or in any combination thereof. Contributions made by Albemarle are invested in the non-participant directed Albemarle Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Cash on hand, although maintained in a central account, has been allocated to each of the respective funds in the accompanying statements of assets available for benefits with fund information. Members may not contribute to the two inactive funds nor transfer funds from other options into those funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one time election to transfer the Company's contributions from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment. Any shares tendered in connection with Albemarle's offer to purchase shares of its common stock dated April 1, 1996, are not considered as the use of the one time election.

   At December 31, 1997 and 1996, there were 2,330 and 2,364 employees participating in the Plan, respectively. As of December 31, 1997 and 1996, approximately 2,262 and 2,480 employees were eligible to participate in the Plan, respectively. Participation in each fund was as follows:

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS



   3.     Investment Funds, continued:


                                            Number of
                                           Participants*
                                            December 31,
                                   ---------------------------

                                      1997            1996
                                   -------------  ------------
Albemarle Common Stock Fund           2,330           2,364

Ethyl Corporation Common Stock Fund   1,865           1,889

Tredegar Industries, Inc. Common
 Stock Fund                             888             940

Merrill Lynch Retirement Preservation
 Trust Fund                           1,900             ---

PIMCO Total Return Fund                 483             ---

Merrill Lynch Capital Fund              615             ---

Merrill Lynch Equity Index Trust      1,369             ---

Davis New York Venture Fund              70             ---

Alliance Premier Growth Fund             47             ---

Merrill Lynch Growth Fund                71             ---

Franklin Small Cap Growth Fund           76             ---

Ivy International Fund                   34             ---

Nations Prime Fund                      ---           1,620

Fidelity U.S. Bond Index Portfolio
 Fund                                   ---             447

Nations Equity Index Fund               ---           1,164

Nations Balanced Fund                   ---             520

     * Includes former employees.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

   4.     Contributions:

   Participants in the Plan make pre-tax and/or after-tax contributions as defined in the plan document limited to a percentage of their base salaries. Albemarle makes a matching contribution to the Plan equal to a percentage of each member's contribution. These percentages vary for different groups of participating employees. Participant contributions are 100% vested at all times.

   5.     Distributions:

   Benefits are recorded when paid. Employees become fully vested in their matching contribution and discretionary accounts (as defined) after completing five years of service. Employees are considered partially vested if they have completed from three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan.

   6.     Participant Loans

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of Prime plus one percent on the last day of the quarter. The interest rate for the year ended December 31, 1997 was 9 1/2%. Principal and interest is paid ratably through payroll deductions.

   7.     Federal Income Taxes:

   The Internal Revenue Service advised the Plan administrator on July 10, 1995, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes. The Plan has been amended since July 10, 1995, and was restated effective November 1, 1997. Currently the U.S. Treasury Department has not reviewed these new amendments. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by Albemarle or for investment income received on such investments.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

   8.     Stock Prices:

    Closing stock prices per share at December 31, 1997 and 1996 were as follows:

                                            1997          1996
     Albemarle Corporation common stock    $23.875       $18.125

     Ethyl Corporation common stock          7.687         9.500

     Tredegar Industries, Inc. common
      stock                                 65.875        40.125

   9.     Units and Unit Values:

    The number of units at December 31 was as follows:

                                            1997          1996

       Merrill Lynch Retirement
        Preservation Trust 1            37,708,235          ---

       PIMCO Total Return Fund 1           588,636          ---

       Merrill Lynch Capital Fund,
        Inc. 1                             308,419          ---

       Merrill Lynch Equity Index Trust 1  577,435          ---

       Davis New York Venture Fund, Inc. 1  41,024          ---

       Alliance Premier Growth Fund 1       39,419          ---

       Merrill Lynch Growth Fund 1          31,452          ---

       Franklin Small Cap Growth Fund 1     54,342          ---

       Ivy International Fund 1              8,102          ---

       Nations Prime Fund 2                    ---   44,540,812

       Fidelity U.S. Bond Index Portfolio
        Fund 2                                 ---      458,334

       Nations Equity Index Fund 2             ---    1,397,235

       Nations Balanced Fund 2                 ---      401,428

   The trustee calculates unit values on a daily basis. Unit values at December 31 were as follows:

                                       1997             1996
      Merrill Lynch Retirement
       Preservation Trust 1            $1.00              ---

      PIMCO Total Return Fund 1        10.60              ---

      Merrill Lynch Capital Fund,
       Inc. 1                          34.51              ---

      Merrill Lynch Equity Index
       Trust 1                         65.38              ---

      Davis New York Venture Fund,
       Inc. 1                          22.33              ---

      Alliance Premier Growth Fund 1   20.73              ---

      Merrill Lynch Growth Fund 1      28.65              ---

      Franklin Small Cap Growth Fund 1 22.93              ---

      Ivy International Fund 1         39.03              ---

      Nations Prime Fund 2               ---            $1.00

      Fidelity U.S. Bond Index
       Portfolio Fund 2                  ---            10.56

      Nations Equity Index Fund 2        ---            15.56

      Nations Balanced Fund 2            ---            14.25


             1 No units held at December 31, 1996.
             2 No units held at December 31, 1997.

 10.   Administration Expenses:

   Expenses for administering the Plan are borne entirely by Albemarle and no charge is made to the Plan with respect thereto.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS


 11.   Forfeitures:

   Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and are reflected in the statements of changes in assets available for benefits with fund information in the year in which the forfeitures are applied to Albemarle's contribution. For the year ended December 31, 1997, $17,945 of forfeitures became available and will be used as a reduction of required Company contributions for the 1998 Plan year. For the year ended December 31, 1996, $42,995 of forfeitures became available and were used as a reduction of required Company contributions for the 1997 Plan year.

 12.   Plan Termination:

   Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997

         (a)(b)(c)                    (d)             (e)
         Description             Cost of Each       Current
                                     Item            Value*
-------------------------------  --------------  ---------------
  ** Merrill Lynch Retirement
     Preservation Trust
     (37,708,235 units)           $37,708,235     $37,708,235

     PIMCO Total Return Fund
     (588,636 units)                6,344,260       6,239,540

  ** Merrill Lynch Capital Fund,
     Inc. (308,419 units)          10,828,717      10,643,543

  ** Merrill Lynch Equity Index
     Trust (577,435 units)         36,444,235      37,749,800

     Davis New York Venture Fund,
     Inc. (41,024 units)              900,552         916,056

     Alliance Premier Growth Fund
     (39,419 units)                   794,843         817,150

  ** Merrill Lynch Growth Fund
     (31,452 units)                   881,787         901,104

     Franklin Small Cap Growth Fund
     (54,342 units)                 1,207,779       1,246,066

     Ivy International Fund
     (8,102 units)                    316,096         316,206

  ** Albemarle Corporation
     common stock, $.01 par value
     (4,062,302 shares)            55,986,394      96,987,468

     Ethyl Corporation common
     stock, $1.00 par value
     (2,471,910 shares)            18,701,465      19,001,575

     Tredegar Industries, Inc.
     common stock, no par value
     (209,581 shares)                 719,260      13,806,159

     Loan fund                            ---         680,128
                                 --------------  ---------------
       Total plan investments    $170,833,623    $227,013,030
                                 --------------  ---------------
                                 --------------  ---------------

  *See Note 1 of Notes to Financial Statements
 **Denotes a party in interest to the Plan

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

a. Identity of    b. Description of asset    c. Purchase     Number
party involved     (include interest rate       Price      of transactions
                    and maturity in case
                    of a loan)
------------------------------------------------------------------------
                   PURCHASES:

*Albemarle
 Corporation       Common Stock               $11,967,438      222

*Merrill Lynch     ML Capital Fund             11,074,078       28

 NationsBank       Equity Index Fund           16,112,813      194

*Merrill Lynch     Equity Index Trust          39,150,583       33

 NationsBank       Prime Fund                  10,449,655      124

*Merrill Lynch     Preservation
                    Trust Fund                 39,791,831       50


                   TRANSFERS:

*Albemarle
 Corporation       Common Stock                55,166,139        1

 Ethyl
 Corporation       Common Stock                18,880,499        1


                   SALES:

 NationsBank       Balanced Fund                      ---       95

*Albemarle
 Corporation       Common Stock                       ---      244

 NationsBank       Equity Index Fund                  ---      139

 NationsBank       Prime Fund                         ---      196


(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.
    *Denotes a party-in-interest to the Plan.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997


a. Identity of    b. Description of asset    d. Selling     e. Lease
party involved     (include interest rate       Price         Rental
                    and maturity in case
                    of a loan)
------------------------------------------------------------------------
                   PURCHASES:

*Albemarle
 Corporation       Common Stock                       ---      ---

*Merrill Lynch     ML Capital Fund                    ---      ---

 NationsBank       Equity Index Fund                  ---      ---

*Merrill Lynch     Equity Index Trust                 ---      ---

 NationsBank       Prime Fund                         ---      ---

*Merrill Lynch     Preservation
                    Trust Fund                        ---      ---


                   TRANSFERS:

*Albemarle
 Corporation       Common Stock                       ---      ---

 Ethyl
 Corporation       Common Stock                       ---      ---


                   SALES:

 NationsBank       Balanced Fund              $10,334,885      ---

*Albemarle
 Corporation       Common Stock                14,171,000      ---

 NationsBank       Equity Index Fund           43,816,834      ---

 NationsBank       Prime Fund                  54,990,468      ---


(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.
    *Denotes a party-in-interest to the Plan.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997


a. Identity of    b. Description of asset  f. Expense       g. Cost
party involved     (include interest rate     incurred        of asset
                    and maturity in case      with
                    of a loan)              transaction(1)
------------------------------------------------------------------------
                   PURCHASES:

*Albemarle
 Corporation       Common Stock                     ---      $11,967,438

*Merrill Lynch     ML Capital Fund                  ---       11,074,078

 NationsBank       Equity Index Fund                ---       16,112,813

*Merrill Lynch     Equity Index Trust               ---       39,150,583

 NationsBank       Prime Fund                       ---       10,449,655

*Merrill Lynch     Preservation
                    Trust Fund                      ---       39,791,831


                   TRANSFERS:

*Albemarle
 Corporation       Common Stock                     ---       55,166,139

 Ethyl
 Corporation       Common Stock                     ---       18,880,499


                   SALES:

 NationsBank       Balanced Fund                    ---        8,381,708

*Albemarle
 Corporation       Common Stock                     ---       10,103,989

 NationsBank       Equity Index Fund                ---       33,878,117

 NationsBank       Prime Fund                       ---       54,990,468


(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.
    *Denotes a party-in-interest to the Plan.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997


a. Identity of    b. Description of asset  h. Current         i. Net
party involved     (include interest rate     value of asset     gain
                    and maturity in case      on transaction
                    of a loan)                    date
------------------------------------------------------------------------
                   PURCHASES:

*Albemarle
 Corporation       Common Stock               $11,967,438           ---

*Merrill Lynch     ML Capital Fund             11,074,078           ---

 NationsBank       Equity Index Fund           16,112,813           ---

*Merrill Lynch     Equity Index Trust          39,150,583           ---

 NationsBank       Prime Fund                  10,449,655           ---

*Merrill Lynch     Preservation
                    Trust Fund                 39,791,831           ---


                   TRANSFERS:

*Albemarle
 Corporation       Common Stock                 55,166,139          ---

 Ethyl
 Corporation       Common Stock                 18,880,499          ---


                   SALES:

 NationsBank       Balanced Fund                 10,334,885   $1,953,177

*Albemarle
 Corporation       Common Stock                  14,171,000    4,067,011

 NationsBank       Equity Index Fund             43,816,834    9,938,717

 NationsBank       Prime Fund                    54,990,468          ---


(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sale price.
    *Denotes a party-in-interest to the Plan.

Consent of Independent Accountants

We consent to the incorporation by reference in the registration statement of Albemarle Corporation on Form S-8 (File No. 33-75622) of our report dated June 22, 1998, on our audits of the financial statements of the Savings Plan for the Employees of Albemarle Corporation as of December 31, 1997 and 1996, and for the year ended December 31, 1997, and the supporting schedules as of December 31, 1997, which report is included in this Annual Report on Form 11-K.


Richmond, Virginia
June 29, 1998